

December 13, 2010

Mr. John S. Lawler
Chief Financial Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, Florida 33607

  RE: Deer Valley Corporation
     Form 10-K for the Year Ended December 31, 2009
     Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
     September 30, 2010
     File No. 0-5388

Dear Mr. Lawler:

   We have reviewed your response letter dated December 3, 2010 and have the following comment.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<p style="text-align:center;">Form 10-K for the Year Ended December 31, 2009</p>

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents, page 33

1. We have read your response to comment one from our letter dated November 18, 2010. As previously requested, please provide us with a comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by your bank. Please specifically address your guarantees as it relates to your ability to redeem your VRDB investments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief